Exhibit 99.2

JEFFERIES FINANCE LLC

520 Madison Avenue

New York, New York 10022

December 15, 2011

PROJECT GRILL

COMMITMENT LETTER

Claim Jumper Acquisition Company LLC

1510 West Loop South

Houston, Texas 77027

Attention: Rick Liem, Chief Financial Officer

Ladies and Gentlemen:

You have advised Jefferies Finance LLC (“we” or “us”) that Fertitta Morton’s Restaurants, Inc., a newly formed Delaware corporation (the “Borrower”) that will be the direct parent company of Claim Jumper Acquisition Company LLC, a Nevada limited liability company (“Claim Jumper” or “you”), intends to (A) acquire (the “Acquisition”), through Fertitta Morton’s Acquisition, Inc., a newly formed direct or indirect wholly owned Delaware subsidiary of the Borrower (the “Acquiror”), all of the issued and outstanding capital stock of a Delaware company previously identified to us and code-named “Grill” (the “Target” and, together with its subsidiaries, the “Acquired Business”), and (B) concurrently with the consummation of the Acquisition, (i) refinance (together with any applicable prepayment premium or fee, with the commitments thereunder being terminated, and all guarantees and security in respect thereof being released) (x) a $36.9 million intercompany loan (plus accrued and unpaid interest thereon) owed by Claim Jumper to Landry’s Holdings, Inc. (“LHI”) (although immediately after such repayment to LHI, at least $21.9 million (plus all such accrued interest) that has been paid as part of such repayment (I) shall be loaned by LHI to Fertitta Entertainment, Inc. (“Fertitta”), (II) then immediately thereafter contributed by Fertitta into Fertitta Morton’s Holdings, Inc., a Delaware corporation (“Parent”), as cash common equity and (III) then immediately thereafter reinvested by the Parent into the Borrower as cash common equity) and applied by the Borrower to pay the other portions of the Purchase Price (as defined below)) and (y) substantially all of the existing indebtedness (preceding sub-clauses (x) and (y), collectively, the “Existing Debt”) of the Acquired Business (collectively, the “Refinancing”) and (ii) make payments to certain existing management of the Acquired Business in an aggregate amount not to exceed $1.3 million (the “Transaction Bonus”). We understand that (i) the Acquisition will be effected by means of a tender offer (the “Tender Offer”) by the Acquiror for all of the issued and outstanding shares of common stock of the Target to be promptly followed by a short-form merger (the “Merger”) of the Acquiror with and into the Target with the Target being the surviving entity of the Merger, (ii) the Parent will be a direct wholly-owned subsidiary of Fertitta, (iii) the Parent will own 100% of the outstanding capital stock of the Borrower and (iv) the Borrower will own 100% of the outstanding capital stock of Claim Jumper and the Target. Capitalized terms used but not defined herein and defined in any exhibit hereto have the meanings assigned to them in such exhibit.

You have advised us that the total purchase price for the Acquisition (including fees, commissions and expenses and the Refinancing) (collectively, the “Purchase Price”) and the Transaction Bonus will be financed from the following sources:

(i) up to $4.5 million of borrowings under a $15.0 million senior secured revolving credit facility having the terms set forth in Exhibit A hereto (the “Revolving Credit Facility”), and

(ii) $200.0 million under a senior secured term loan facility having the terms set forth in Exhibit A hereto (the “Term Loan Facility” and, together with the Revolving Credit Facility, the “Facilities”); provided, that (x) the Term Loan Facility shall be reduced to an aggregate principal amount such that, after giving effect to such reduction, the Parent and its subsidiaries shall satisfy the Closing Leverage Condition (as defined in Exhibit B hereto) on a pro forma basis (with such reduced aggregate principal amount being rounded down to the nearest million dollars; the aggregate principal amount of any such reduction of the Term Loan Facility, the “Reduction Amount”) and (y) to the extent that the Term Loan Facility is so reduced, Fertitta shall contribute cash common equity to the Parent (which will be immediately contributed to the Borrower as common equity) in an aggregate amount equal to the Reduction Amount (the “Additional Equity”).

The transactions described in clauses (i) and (ii) above are referred to as the “Debt Financing” and, together with the Acquisition (including the Tender Offer and the Merger), the Refinancing and the Transaction Bonus and the payment of all related fees, commissions and expenses are collectively referred to as the “Transactions.” The Parent, the Borrower, you and your and their respective subsidiaries (which, following the Acquisition, shall include the Target and its subsidiaries) are referred to herein as the “Company.” As used in this Commitment Letter and the other Debt Financing Letter (as defined below), the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.”

1. The Commitments.

We are pleased to inform you that we hereby commit, directly or through one or more of our affiliates, to provide the Facilities.

The commitments described in this Section 1 are collectively referred to herein as the “Commitments.” Our Commitments are, in each case, on the terms and subject to the conditions set forth in (i) this letter (including the exhibits, schedules and annexes hereto, collectively, this “Commitment Letter”) and (ii) the fee letter, dated the date hereof (the “Fee Letter” and, together with this Commitment Letter, the “Debt Financing Letters”), between you and us. Notwithstanding anything to the contrary in any Debt Financing Letter, the terms of this Commitment Letter are intended as an outline of certain of the material provisions of the Facilities, but do not include all of the terms, covenants, representations, warranties, default clauses and other provisions that will be contained in the definitive documents relating to the Debt Financing, which shall be prepared by our counsel (collectively, the “Definitive Debt Documents”); provided that there shall be no closing condition contained in the Definitive Debt Documents that is not specifically set forth in Section 3 hereof, on Exhibit A to this Commitment Letter under the heading “Conditions Precedent to Initial Borrowing” or on Exhibit B to this Commitment Letter. Those matters that are not covered or made clear in the Debt Financing Letters are subject to mutual agreement of the parties hereto. No party hereto has been authorized by us to make any oral or written statements or representations that are inconsistent with the Debt Financing Letters.

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2. Titles and Roles. As consideration for the Commitments, you hereby agree that you hereby retain and will cause your respective affiliates to retain us or our designee to act as the sole administrative agent, sole collateral agent, sole book-runner and sole lead arranger for you and your affiliates in connection with the Facilities and no other titles shall be awarded and no compensation (other than that expressly contemplated by the Debt Financing Letters) shall be paid in connection with the Facilities, unless mutually agreed.

3. Conditions Precedent. The closing of the Facilities and the making of the initial loans and other extensions of credit under the Facilities on the Closing Date are conditioned solely upon satisfaction or waiver by us of each of the following conditions: (i) since September 30, 2011, there shall not have occurred any facts, conditions, changes, violations, circumstances, effects or events constituting, or which could reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect (as defined below); (ii) since January 2, 2011, there shall not have occurred any facts, conditions, changes, violations, circumstances, effects or events constituting, or which could reasonably be expected to result in, individually or in the aggregate, a Target Material Adverse Effect (as defined below); (iii) the Specified Purchase Agreement Representations (as defined below) shall be true and correct in all material respects (provided, that any representation and warranty that is qualified as to “materiality,” “material adverse effect” or similar language shall be true and correct in all respects (after giving effect to any such qualification therein)); (iv) the other conditions expressly set forth in Exhibit A to this Commitment Letter under the heading “Conditions Precedent to Initial Borrowing”; and (v) the other conditions referred to on Exhibit B hereto.

For the purposes hereof:

(i) “Company Material Adverse Effect” means any adverse change, effect, event, occurrence, development, matter, state of facts, series of events or circumstance (any such item, an “Effect” ) that, individually or when taken together with all other Effects has had or would reasonably be expected to have a material adverse effect (a) on the business, assets, liabilities (actual or contingent), financial condition or results of operations of Claim Jumper and its subsidiaries, taken as a whole, or (b) on the Acquiror’s (or its applicable affiliate’s) ability to consummate the transactions contemplated by the Purchase Agreement; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect: (1) any adverse Effect arising out of or relating to (x) United States (or any region thereof) (A) economic, credit, financial or securities market conditions, including prevailing interest rates or currency rates or (B) regulatory or political conditions or (y) acts of terrorism or sabotage, the outbreak, escalation or worsening of hostilities (whether or not pursuant to the declaration of a national emergency or war), natural disasters (including hurricanes) or Acts of God (except, with respect to this clause (1), to the extent that any such Effect or Effects have a disproportionate adverse effect on Claim Jumper and its subsidiaries, taken as a whole, as compared to the adverse impact such Effect or Effects have on other companies operating in the industries or markets in which Claim Jumper or any of its subsidiaries operates), (2) any adverse Effect arising out of or relating to factors, conditions, trends or other circumstances generally affecting any of the industries or markets in which Claim Jumper or any of its Subsidiaries operates, including fluctuations in the pricing of food commodities (except, with respect to this clause (2), to the extent that any such Effect or Effects have a disproportionate adverse effect on Claim Jumper and its subsidiaries, taken as a whole, as compared to the adverse impact such Effect or Effects have on other companies operating in the industries or markets in which Claim Jumper or any of its subsidiaries operates), (3) any adverse Effect arising out of, resulting from or attributable to the execution and delivery of the Purchase Agreement or the announcement, pendency or consummation of any of the Transactions (including the identity of, or any facts or circumstances relating to, the Borrower or any of its affiliates or any communication by the Borrower or any of its affiliates regarding its or their plans or intentions with respect to the conduct of the business or assets of Claim Jumper or any of its

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subsidiaries), including any loss of employees, (4) any adverse Effect arising out of or relating to any change in Law (including liquor Laws), GAAP, regulatory accounting requirements or interpretations thereof that apply to Claim Jumper or any of its subsidiaries (including the proposal or adoption of any new Law or any change in the interpretation or enforcement of any existing Law), (5) any failure by Claim Jumper to meet any internal or third party estimates of Claim Jumper’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (but not, in each case, the underlying cause of such failures, unless such failures would otherwise be excepted from this definition), (6) any costs or expenses incurred or accrued by Claim Jumper or any of its subsidiaries or affiliates in connection with the Purchase Agreement or any of the Transactions, and (7) any adverse Effect arising out of, resulting from or attributable to any action(s) taken, or failure(s) to take action, by the Borrower or the Acquiror in breach of the Purchase Agreement. Capitalized terms used in the definition of “Company Material Adverse Effect” but not defined therein shall have the meanings set forth in the Purchase Agreement (as in effect on the date hereof); and

(ii) “Target Material Adverse Effect” means any Effect that, individually or when taken together with all other Effects has had or would reasonably be expected to have a material adverse effect (a) on the business, assets, liabilities (actual or contingent), financial condition or results of operations of the Target and the Target Subsidiaries, taken as a whole, or (b) on the Target’s ability to consummate the transactions contemplated by the Purchase Agreement; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Target Material Adverse Effect: (1) any adverse Effect arising out of or relating to (x) United States (or any region thereof) (A) economic, credit, financial or securities market conditions, including prevailing interest rates or currency rates or (B) regulatory or political conditions or (y) acts of terrorism or sabotage, the outbreak, escalation or worsening of hostilities (whether or not pursuant to the declaration of a national emergency or war), natural disasters (including hurricanes) or Acts of God (except, with respect to this clause (1), to the extent that any such Effect or Effects have a disproportionate adverse effect on the Target and the Target Subsidiaries, taken as a whole, as compared to the adverse impact such Effect or Effects have on other companies operating in the industries (including the high-end dining industry) or markets in which the Target or any of the Target Subsidiaries operates), (2) any adverse Effect arising out of or relating to factors, conditions, trends or other circumstances generally affecting any of the industries (including the high-end dining industry) or markets in which the Target or any of the Target Subsidiaries operates, including fluctuations in the pricing of food commodities (except, with respect to this clause (2), to the extent that any such Effect or Effects have a disproportionate adverse effect on the Target and the Target Subsidiaries, taken as a whole, as compared to the adverse impact such Effect or Effects have on other companies operating in the industries (including the high-end dining industry) or markets in which the Target or any of the Target Subsidiaries operates), (3) any adverse Effect arising out of, resulting from or attributable to the execution and delivery of the Purchase Agreement or the announcement, pendency or consummation of any of the Transactions (including the identity of, or any facts or circumstances relating to, the Borrower or any of its affiliates or any communication by the Borrower or any of its affiliates regarding its or their plans or intentions with respect to the conduct of the business or assets of the Target or any of the Target Subsidiaries), including any loss of employees, (4) any change in the market price or trading volume of the Target’s securities (but not, in each case, the underlying cause of such change, unless such change would otherwise be excepted from this definition), (5) any adverse Effect arising out of or relating to any change in Law (including liquor Laws), GAAP, regulatory accounting requirements or interpretations thereof that apply to the Target or any of the Target Subsidiaries (including the proposal or adoption of any new Law or any change in the interpretation or enforcement of any existing Law), (6) any failure by the Target to meet any internal or third party estimates of the Target’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (but not, in each case, the underlying cause of such failures, unless such failures

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would otherwise be excepted from this definition), (7) any costs or expenses incurred or accrued by the Target or any of the Target Subsidiaries in connection with the Purchase Agreement or any of the Transactions, (8) any adverse Effect arising out of, resulting from or attributable to any action(s) taken, or failure(s) to take action, by Borrower or the Acquiror in breach of the Purchase Agreement and (9) any action(s) taken, or failure(s) to take action, or any such other Effect to which the Borrower has consented in writing, or the failure of the Target to take any action referred to in Section 6.1 of the Purchase Agreement (as in effect on the date hereof) due to the Borrower or the Acquiror unreasonably withholding its consent. Capitalized terms used in the definition of “Target Material Adverse Effect” but not defined therein shall have the meanings set forth in the Purchase Agreement (as in effect on the date hereof, provided that the term “Target Subsidiaries” shall mean “Company Subsidiaries” as defined in such Purchase Agreement).

Notwithstanding anything in the Debt Financing Letters or the Definitive Debt Documents to the contrary, (i) the only representations and warranties the accuracy of which shall be a condition to the availability of the Facilities on the Closing Date shall be (A) such of the representations and warranties with respect to the Acquired Business in the Purchase Agreement as are material to the interests of the Lenders or the Arranger, but only to the extent that you have (or your applicable affiliate has) the right to terminate your (or its) obligations under the Purchase Agreement or decline to consummate the Acquisition as a result of a breach of such representations and warranties (as determined without regard to any notice requirement and without giving effect to any waiver, amendment or other modification thereto) (collectively, the “Specified Purchase Agreement Representations”) and (B) the Specified Representations (as defined below) and (ii) the terms of the Definitive Debt Documents shall be in a form such that they do not impair availability of the Facilities on the Closing Date if the conditions expressly set forth herein in this Section 3 are satisfied (it being understood that, to the extent any Collateral (other than to the extent that a lien on such Collateral may be perfected (x) by the filing of a financing statement under the Uniform Commercial Code, (y) by the delivery of stock certificates of the Borrower and its domestic subsidiaries or (z) by the filing of a security agreement on the applicable form with the United States Patent and Trademark Office or the United States Copyright Office) is not or cannot be perfected on the Closing Date after your use of commercially reasonable efforts to do so, the perfection of such Collateral shall not constitute a condition precedent to the availability of the Facilities on the Closing Date, but shall be required to be perfected within 45 days after the Closing Date (subject to extensions by the Administrative Agent which it may grant in its sole discretion). For purposes hereof, “Specified Representations” means the representations and warranties set forth in the Definitive Debt Documents relating to corporate or other organizational existence, organizational power and authority (as to execution, delivery and performance of the applicable Definitive Debt Documents), the due authorization, execution, delivery and enforceability of the applicable Definitive Debt Documents, solvency of the Parent and its subsidiaries on a consolidated basis on the Closing Date, no conflicts of the Definitive Debt Documents with charter documents or material laws, Federal Reserve margin regulations, the Patriot Act, OFAC, the Investment Company Act, use of proceeds, and, subject to permitted liens and the limitations set forth in the prior sentence, the creation, validity, perfection and priority of security interests in the Collateral. This paragraph shall be referred to herein as the “Certain Funds Provision”.

4. Syndication.

(a) We reserve the right, at any time prior to or after execution of the definitive documentation for the Facilities, to syndicate all or part of our Commitments to third parties identified by us in consultation with you (collectively, the “Lenders”). Our Commitments shall be reduced dollar-for-dollar as and when corresponding commitments are received from any Lenders; provided that, no such reduction shall relieve us of our obligation to fund on the Closing Date the portion of the Commitments so reduced to the extent any Lender fails, upon satisfaction or waiver of all conditions to such Lender

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making its initial extensions of credit on the Closing Date, to fund its Commitment on the Closing Date; provided, further, that unless you agree in writing, we shall retain exclusive control over the rights and obligations with respect to our Commitments in respect of the Facilities, including all rights with respect to consents, modifications, supplements and amendments, until the Closing Date has occurred. We will exclusively manage all aspects of any syndication in consultation with you, including decisions as to the selection of prospective Lenders to be approached, when they will be approached, when their commitments will be accepted, which prospective Lenders will participate, the allocation of the commitments among the Lenders, and the amount and distribution of fees. To assist us in our syndication efforts, you agree to prepare and provide (and to cause Fertitta and to use commercially reasonable efforts to cause the Acquired Business to prepare and provide) promptly to us all information with respect to the you, your affiliates, the Acquired Business, the Transactions and the other transactions contemplated hereby, including such Projections (defined below) as we may reasonably request in connection with the syndication of the Commitments.

(b) We intend to commence our syndication efforts promptly upon your execution of this Commitment Letter, and you agree to assist us actively (and, in all events, using your commercially reasonable efforts) to complete a timely syndication that is reasonably satisfactory to us until the date on which a Successful Syndication (as defined in the Fee Letter) is achieved (such date, the “Syndication Date”). Such assistance shall include:

(i) using commercially reasonable efforts to ensure that our efforts benefit materially from your, Fertitta’s and the Acquired Business’ existing lending and investment banking relationships,

(ii) direct contact between your and Fertitta’s senior management, representatives and advisors, on the one hand, and the senior management, representatives and advisors of the proposed Lenders, on the other hand (and your using commercially reasonable efforts to cause direct contact between senior management, representatives and advisors of the Acquired Business on the one hand, and the senior management, representatives and advisors of the proposed Lenders, on the other hand),

(iii) Fertitta’s and your assistance (and your using commercially reasonable efforts to cause the Acquired Business to assist) in the preparation of one or more confidential information memoranda (each, a “Confidential Information Memorandum”) and other marketing materials to be used in connection with the syndication of our Commitments and the Facilities (together with all Confidential Information Memoranda, the “Materials”),

(iv) the provision to us of copies of any due diligence reports or memoranda prepared at your direction or at the direction of Fertitta or any of your or its affiliates by legal, accounting, tax or other third party advisors in connection with (x) the Acquisition and (y) the acquisition by Fertitta of Claim Jumper and its subsidiaries on or about December 6, 2010, each subject to the delivery by us to you of customary non-disclosure agreements as shall be reasonably requested,

(v) causing us to receive for distribution to the prospective Lenders, at least five business days prior to the Closing Date, a copy of the definitive credit agreement in respect of the Facilities in the form agreed to by the Arranger and the Borrower,

(vi) your obtaining, not less than 25 days prior to the Closing Date, a corporate rating and a corporate family rating (in each case, of any level) for the Borrower from each of Standard & Poor’s Ratings Services, a division of the McGraw-Hill Companies, Inc. (“S&P”) and Moody’s Investors Service, Inc. (“Moody’s”), respectively, and public facility ratings (of any level) from each of S&P and Moody’s for the Facilities, and

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(vii) the hosting, with us, of meetings with prospective Lenders at such times and in such places as mutually agreed.

(c) You agree, at our request, to assist in the preparation of a version of any Materials consisting exclusively of information and documentation that is either (i) publicly available or (ii) not material with respect to you, the Target, any or your or its affiliates or any of their respective securities for purposes of United States federal and state securities laws (such information and Materials, “Public Information”). In addition, you agree that, unless specifically labeled “Private – Contains Non-Public Information,” no Materials disseminated to potential Lenders in connection with the syndication of the Facilities, whether through an Internet website, electronically, in presentations, at meetings or otherwise, will contain any Material Non-Public Information (as defined below). Any information and documentation that is not Public Information is referred to herein as “Material Non-Public Information.” It is understood in connection with your assistance describe above, authorization letters will be included in any information package and presentation whereby you authorize the distribution of Materials containing only Public Information and including a representation by you to the Lenders that such Materials do not contain any Material Non-Public Information. You acknowledge and agree that the following documents contain and shall contain solely Public Information (unless you notify us promptly that any such document contains Material Non-Public Information): (i) drafts and final Definitive Debt Documents with respect to the Facilities, (ii) administrative materials prepared by us for prospective Lenders (including a lender meeting invitation, Lender allocations, if any, and funding and closing memoranda), and (iii) notification of changes in the terms of the Facilities.

(d) You agree that all Materials and Information (as defined below) (including draft and execution versions of the Definitive Debt Documents and draft or final offering materials relating to contemporaneous or prior securities issuances by the Borrower, you, the Target, any or your or their respective subsidiaries) may be disseminated in accordance with our standard syndication practices (including through hard copy and via one or more internet sites (including an IntraLinks, SyndTrak or similar workspace), e-mail or other electronic transmissions). Without limiting the foregoing, you authorize, and will obtain contractual undertakings from the Acquired Business and Fertitta to authorize, the use of your and their logos in connection with any such dissemination. You further agree that, at our expense, we may place advertisements in financial and other newspapers and periodicals or on a home page or similar place for dissemination of information on the Internet or worldwide web as we may choose, and circulate similar promotional materials, after the closing of the Transactions in the form of a “tombstone” or otherwise, containing information customarily included in such advertisements and materials, including (i) the names of the Borrower and its affiliates (or any of them), (ii) our and our affiliates’ titles and roles in connection with the Transactions, and (iii) the amount, type and closing date of such Transactions.

5. Information. You represent, warrant and covenant that:

(a) all information (including the Materials, the “Information”) that has been or will be made available to us by or on behalf of you, Fertitta or the Acquired Business or any of your or their respective representatives is or will be, when furnished, complete and correct in all material respects,

(b) none of the Information shall, when furnished or on the Closing Date and when taken as a whole, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading in light of the circumstances under which such statements are made, and

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(c) all projections and other forward-looking information that have been or will be made available to us by or on behalf of you, Fertitta or the Acquired Business or any of your or their respective representatives (collectively, the “Projections”) have been or will be prepared in good faith based upon (i) accounting principles consistent with the most recent historical audited financial statements of Claim Jumper and (ii) assumptions that are reasonable at the time made and at the time the related Projections are made available to us (it being understood that any such Projections are subject to uncertainties and contingencies, some of which are beyond your control, that no assurance can be given that any particular Projections will be realized, that actual results may differ and that such differences may be material).

You agree that, if at any time prior to the later of the Closing Date and the Syndication Date, you become aware that any of the representations and warranties in the preceding sentence would be incorrect if the Information or Projections were then being furnished and such representations and warranties were then being made, you shall, at such time, supplement promptly such Information and/or Projections, as the case may be, in order that such representations and warranties will be correct under those circumstances.

You shall be solely responsible for Information, including the contents of all Materials. We (i) will be relying on Information and data provided by or on behalf of you, Fertitta or the Acquired Business or any of your or their respective representatives or otherwise available from generally recognized public sources, without having independently verified the accuracy or completeness of the same, (ii) do not assume responsibility for the accuracy or completeness of any such Information and data and (iii) will not make an appraisal of your assets or liabilities or those of the Acquired Business. You shall (i) furnish us with all Information and data that we may reasonably request in connection with our activities on behalf of you, your affiliates (including Fertitta) and the Acquired Business and (ii) provide us full access, as reasonably requested, to your and Fertitta’s respective officers, directors, employees and professional advisors and use commercially reasonable efforts to provide us full access, as reasonably requested, to those of the Acquired Business; provided that, following the consummation of the Acquisition, you shall cause the Acquired Business to provide us full access, as reasonably requested, to such persons or entities.

6. Clear Market. You agree that, from the date hereof until the later of the Closing Date and the Syndication Date, you will not, and you will not permit the Acquired Business or any of your or its respective affiliates to, directly or indirectly, (i) syndicate, place, sell or issue, (ii) attempt or offer to syndicate, place, sell or issue, (iii) announce or authorize the announcement of the syndication, placement, sale or issuance of, or (iv) engage in discussions concerning the syndication, placement, offering, sale or issuance of, any debt facility, or debt, equity-linked or equity security of you, the Acquired Business or any of your or its respective affiliates (other than (x) the Debt Financing contemplated hereby, (y) the use by your affiliates and the Target of any credit facilities existing on the date hereof and (z) any other financing previously disclosed to us prior to our execution of the Debt Financing Letters), including any renewals or refinancings of any existing debt facility, without our prior written consent, which may be given or withheld in our sole discretion.

7. Fees and Expenses. As consideration for the Commitments and our other undertakings hereunder, you hereby agree to pay or cause to be paid to us the fees, expenses and other amounts set forth in the Debt Financing Letters.

8. Indemnification and Waivers. As consideration for the Commitments and our other undertakings hereunder, you agree to the provisions with respect to indemnification, waivers and other matters contained in Annex A hereto, which is hereby incorporated by reference in this Commitment Letter.

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9. Confidentiality. This Commitment Letter is delivered to you on the understanding that neither the existence of this Commitment Letter or any other Debt Financing Letter nor any of their terms or substance will be disclosed, directly or indirectly, to any other person or entity except (a) as required by applicable law or compulsory legal process (in which case you agree to inform us promptly thereof and to cooperate with us in securing a protective order in respect thereof to the extent lawfully permitted to do so), (b) to your and Fertitta’s respective officers, directors, employees, attorneys, accountants and advisors on a confidential basis and only in connection with the Transactions, (c) the existence of this Commitment Letter may be disclosed (but not the contents of this Commitment Letter or the Fee Letter) to rating agencies in connection with their review of the Facilities or the Company, (d) the information contained in this Commitment Letter (but not that contained in the Fee Letter) may be disclosed in any Confidential Information Memorandum or in connection with the syndication of the Facilities, and (e) this Commitment Letter and a version of the Fee Letter redacted on a basis satisfactory to us may be disclosed to the Acquired Business and its respective officers, directors, employees, attorneys, accountants and advisors, in each case on a confidential basis and only in connection with the Transactions. Except with respect to any provision that expressly survives pursuant to Section 14 hereof, this Commitment Letter (but not the other Debt Financing Letter) will terminate immediately and automatically on the disclosure by you (or any of your affiliates) of the Fee Letter (or the contents thereof) in violation of the terms this paragraph or the Fee Letter.

Notwithstanding anything herein to the contrary, you and we (and any of your and our respective employees, representatives or other agents) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by the Debt Financing Letters and all materials of any kind (including opinions or other tax analyses) that are provided to you or us relating to such tax treatment and tax structure, except that (i) tax treatment and tax structure shall not include the identity of any existing or future party (or any affiliate of such party) to any Debt Financing Letter, and (ii) neither you nor we shall disclose any information relating to such tax treatment and tax structure to the extent nondisclosure is reasonably necessary in order to comply with applicable securities laws. For this purpose, the tax treatment of the transactions contemplated by the Debt Financing Letters is the purported or claimed U.S. federal income tax treatment of such transactions and the tax structure of such transactions is any fact that may be relevant to understanding the purported or claimed U.S. federal income tax treatment of such transactions.

10. Conflicts of Interest. You acknowledge and agree that:

(a) we and/or our affiliates and subsidiaries (the “Jefferies Group”), in our and their respective capacities as principal or agent are involved in a wide range of commercial banking and investment banking activities globally (including investment advisory, asset management, research, securities issuance, trading, and brokerage) from which conflicting interests or duties may arise and, therefore, conflicts may arise between (i) our interests and duties hereunder and (ii) the duties or interests or other duties or interests of another member of the Jefferies Group,

(b) we and any other member of the Jefferies Group may, at any time, (i) provide services to any other person, (ii) engage in any transaction (on our or its own account or otherwise) with respect to you or any member of the same group as you or (iii) act in relation to any matter for any other person whose interests may be adverse to you or any member of your group (a “Third Party”), and may retain for our or its own benefit any related remuneration or profit, notwithstanding that a conflict of interest exists or may arise and/or any member of the Jefferies Group is in possession or has come or comes into possession (whether before, during or after the consummation of the transactions contemplated hereunder) of information confidential to you; provided that such confidential information shall not be shared with, or used by, us or any other member of the Jefferies Group in performing services or providing advice to any Third Party. You accept that permanent or ad hoc arrangements/information

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barriers may be used between and within our divisions or divisions of other members of the Jefferies Group for this purpose and that locating directors, officers or employees in separate workplaces is not necessary for such purpose,

(c) information that is held elsewhere within us or the Jefferies Group, but of which none of the individual directors, officers or employees having primary responsibility for the consummation of the transactions contemplated by this Commitment Letter actually has knowledge (or can properly obtain knowledge without breach of internal procedures), shall not for any purpose be taken into account in determining our responsibilities to you hereunder,

(d) neither we nor any other member of the Jefferies Group shall have any duty to disclose to you, or utilize for your benefit, any non-public information acquired in the course of providing services to any other person, engaging in any transaction (on our or its own account or otherwise) or otherwise carrying on our or its business,

(e)(i) neither we nor any of our affiliates have assumed any advisory responsibility or any other obligation in favor of you or any of your affiliates except the obligations expressly provided for under the Debt Financing Letters, (ii) we and our affiliates, on the one hand, and you and your affiliates, on the other hand, have an arm’s-length business relationship that does not directly or indirectly give rise to, nor do you or any of your affiliates rely on, any fiduciary duty on the part of us or any of our affiliates and (iii) we are (and are affiliated with) full service financial firms and as such may effect from time to time transactions for our own account or the account of customers, and hold long or short positions in debt, equity-linked or equity securities or loans of companies that may be the subject of the transactions contemplated by this Commitment Letter (and, in particular, we and any other member of the Jefferies Group may at any time hold debt or equity securities for our or its own account in you, the Target or any or your or its subsidiaries). With respect to any securities and/or financial instruments so held by us, any of our affiliates or any of our respective customers, all rights in respect of such securities and financial instruments, including any voting rights, will be exercised by the holder of such rights, in its sole discretion. You hereby waive and release, to the fullest extent permitted by law, any claims you have, or may have, with respect to (i) any breach or alleged breach of fiduciary duty or (ii) any conflict of interest arising from such transactions, activities, investments or holdings, or arising from our failure or the failure of any of our affiliates to bring such transactions, activities, investments or holdings to your attention, and

(f) neither we nor any of our affiliates are advising you as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. You shall consult with your own advisors concerning such matters and shall be responsible for making your own independent investigation and appraisal of the transactions contemplated by the Debt Financing Letters, and neither we nor our affiliates shall have responsibility or liability to you with respect thereto. Any review by us, or on our behalf, of the Parent, the Borrower, you, the Target, any or your or their respective subsidiaries, the Transactions, the other transactions contemplated by the Debt Financing Letters or other matters relating to such transactions will be performed solely for our benefit and shall not be on behalf of you or any of your affiliates.

11. Choice of Law; Jurisdiction; Waivers. The Debt Financing Letters, and any claim, controversy or dispute arising under or related to the Debt Financing Letters (whether in contract or tort), shall be governed by, and construed in accordance with, the laws of the State of New York without regard to conflict of law principles (other than sections 5-1401 and 5-1402 of the New York General Obligations Law); provided, that (a) the interpretation of the definition of Target Material Adverse Effect and whether there shall have occurred a Target Material Adverse Effect, (b) whether the Acquisition has been consummated in accordance with the terms of the Purchase Agreement and (c) whether the

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representations and warranties made by the Target in the Purchase Agreement are accurate and whether as a result of any inaccuracy thereof you have or your applicable affiliate has the right to terminate your obligations under the Purchase Agreement or decline to consummate the Acquisition shall be determined in accordance with the laws of the State of Delaware without regard to conflict of laws principles that would result in the application of the laws of another jurisdiction. To the fullest extent permitted by applicable law, you hereby irrevocably submit to the exclusive jurisdiction of any New York State court or federal court sitting in the County of New York and the Borough of Manhattan in respect of any claim, suit, action or proceeding arising out of or relating to the provisions of any Debt Financing Letter and irrevocably agree that all claims in respect of any such claim, suit, action or proceeding may be heard and determined in any such court and that service of process therein may be made by certified mail, postage prepaid, to your address set forth above. You and we hereby waive, to the fullest extent permitted by applicable law, any objection that you or we may now or hereafter have to the laying of venue of any such claim, suit, action or proceeding brought in any such court, and any claim that any such claim, suit, action or proceeding brought in any such court has been brought in an inconvenient forum. You and we hereby waive, to the fullest extent permitted by applicable law, any right to trial by jury with respect to any claim, suit, action or proceeding (whether based upon contract, tort or otherwise) arising out of or relating to the Debt Financing Letters, any of the Transactions or any of the other transactions contemplated hereby or thereby. In addition, you hereby waive, to the fullest extent permitted by applicable law, any right to seek specific performance against us or any of our affiliates with respect to any transaction contemplated hereby or under any other Debt Financing Letter. The provisions of this Section 11 are intended to be effective upon the execution of this Commitment Letter without any further action by you, and the introduction of a true copy of this Commitment Letter into evidence shall be conclusive and final evidence as to such matters.

12. Miscellaneous.

(a) This Commitment Letter may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same instrument. Delivery of an executed signature page of this Commitment Letter by facsimile, PDF or other electronic transmission will be effective as delivery of a manually executed counterpart hereof.

(b) You may not assign any of your rights, or be relieved of any of your obligations, under this Commitment Letter without our prior written consent, which may be given or withheld in our sole discretion (and any purported assignment without such consent, at our sole option, shall be null and void). We may at any time and from time to time assign all or any portion of our Commitments hereunder to one or more of our affiliates or to one or more Lenders, whereupon we shall be released from the portion of our Commitments hereunder so assigned; provided that such assignment shall not relieve us of our obligation to fund on the Closing Date the portion of our Commitments so assigned to the extent such assignee fails, upon satisfaction or waiver by us of all conditions to such assignee making its initial extensions of credit on the Closing Date, to fund such assigned Commitments on the Closing Date. Any and all obligations of, and services to be provided by, us hereunder (including the Commitments) may be performed, and any and all of our rights hereunder may be exercised, by or through any of our affiliates or branches and we reserve the right to allocate, in whole or in part, to our affiliates or branches certain fees payable to us in such manner as we and our affiliates may agree in our and their sole discretion. You further acknowledge that we may share with any of our affiliates, and such affiliates may share with us, any information relating to the Transactions, you, the Acquired Business or Fertitta (and your and their respective affiliates), or any of the matters contemplated in the Debt Financing Letters.

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(c) This Commitment Letter has been and is made solely for the benefit of you, us and the indemnified persons (as defined in Annex A hereto) and your, our and their respective successors and assigns, and nothing in this Commitment Letter, expressed or implied, is intended to confer or does confer on any other person or entity any rights or remedies under or by reason of this Commitment Letter or your and our agreements contained herein.

(d) The Debt Financing Letters set forth the entire understanding of the parties hereto as to the scope of the Commitments and our obligations hereunder and thereunder. The Debt Financing Letters supersede all prior understandings and proposals, whether written or oral, between us and you relating to any financing or the transactions contemplated hereby and thereby.

(e) You acknowledge that one or more of our affiliates has been retained as a sell-side financial advisor to the Target (in such capacity, the “Financial Advisor”) in connection with the Transactions. You agree to any such retention, and not to assert any claim you might allege based on any actual or potential conflicts of interest that might be asserted to arise or result from, on the one hand, (i) the engagement of the Financial Advisor or (ii) us or the Financial Advisor or any of our or its affiliates arranging or providing (or contemplating arranging or providing) financing for a competing bidder and, on the other hand, our relationship with you as described and referred to herein. You acknowledge that, in its capacity as such, (A) the Financial Advisor may recommend to the Target that the Target not pursue or accept your offer or proposal to acquire the Acquired Business, (B) the Financial Advisor may advise the Target and the Acquired Business in other manners adverse to your interests, including by providing advice on pricing, leverage levels, and timing and conditions of closing with respect to your bid, taking other actions with respect to your bid and taking action under any definitive agreement between you, the Target and/or the Acquired Business, and (C) the Financial Advisor may possess information about the Target, the Acquired Business, the Acquisition and other potential purchasers and their respective strategies and proposals, but that nonetheless the Financial Advisor shall have no obligation to disclose to you the substance of such information or the fact that it is in possession thereof. You also acknowledge that we and our affiliates may be arranging or providing (or contemplating arranging or providing) a committed form of acquisition financing to other potential purchasers of the Acquired Business and that, in such capacity, we and our affiliates may acquire information about the Acquired Business, the Acquisition, and such other potential purchasers and their strategies and proposals, but that nonetheless neither we nor our affiliates shall have any obligation to disclose to you or your affiliates the substance of such information or the fact that we or our affiliates are in possession thereof.

(f) You agree that we or any of our affiliates may disclose information about the Transactions to market data collectors and similar service providers to the financing community.

(g) We hereby notify you and each other Credit Party, that pursuant to the requirements of the USA PATRIOT Improvement and Reauthorization Act, Pub. L. 109-177 (signed into law March 9, 2006) (as amended from time to time, the “Patriot Act”), we and each Lender may be required to obtain, verify and record information that identifies the Credit Parties, which information includes the name, address, tax identification number and other information regarding the Credit Parties that will allow us or such Lender to identify the Credit Parties in accordance with the Patriot Act. This notice is given in accordance with the requirements of the Patriot Act and is effective as to us and each Lender. You agree that we shall be permitted to share any or all such information with the Lenders.

13. Amendment; Waiver. This Commitment Letter may not be modified or amended except in a writing duly executed by the parties hereto. No waiver by any party of any breach of, or any provision of, this Commitment Letter shall be deemed a waiver of any similar or any other breach or provision of this Commitment Letter at the same or any prior or subsequent time. To be effective, a waiver must be set forth in writing signed by the waiving party and must specifically refer to this Commitment Letter and the breach or provision being waived.

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14. Surviving Provisions. Notwithstanding anything to the contrary in this Commitment Letter: (i) Sections 7 to and including 15 hereof shall survive the expiration or termination of this Commitment Letter, regardless of whether the Definitive Debt Documents have been executed and delivered or the Transactions consummated, and (ii) Sections 2 and 4 to and including 13 hereof shall survive execution and delivery of the Definitive Debt Documents and the consummation of the Transactions.

15. Acceptance, Expiration and Termination. Please indicate your acceptance of the terms of the Debt Financing Letters by returning to us executed counterparts of the Debt Financing Letters not later than 8:00 p.m., New York City time, on December 15, 2011 (the “Deadline”). The Debt Financing Letters are conditioned upon your contemporaneous execution and delivery to us, and the contemporaneous receipt by us, of executed counterparts of each Debt Financing Letter on or prior to the Deadline. This Commitment Letter will expire at such time in the event that you have not returned such executed counterparts to us by such time. Thereafter, except with respect to any provision that expressly survives pursuant to Section 14 hereof, this Commitment Letter (but not the other Debt Financing Letter) will terminate automatically on the earliest of (i) the date of termination or abandonment of the Purchase Agreement, (ii) the closing of the Acquisition, (iii) the acceptance by the Target or any of its affiliates (or any of their respective equityholders) of an offer for all or any substantial part of the capital stock or property and assets of the Acquired Business (or any parent company thereof) other than as part of the Transactions, and (iv) 5:00 p.m., New York City time, on April 16, 2012. Prior to such date, we may terminate this Commitment Letter if any event occurs or information becomes available that, in our judgment, results or is likely to result in the failure to satisfy any condition precedent set forth or referred to in this Commitment Letter.

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We are pleased to have the opportunity to work with you in connection with this important financing.

Very truly yours,

JEFFERIES FINANCE LLC

By:	/s/ E.O. Hess
Name: E.O. Hess Title: Managing Director

Signature Page to Commitment Letter

Accepted and agreed to as of the

date first above written:

CLAIM JUMPER ACQUISITION COMPANY LLC

By:	/s/ Steven L. Scheinthal
Name: Steven L. Scheinthal Title: V.P.

Signature Page to Commitment Letter

ANNEX A TO COMMITMENT LETTER

INDEMNIFICATION AND WAIVER

Except as otherwise defined in this Annex A, capitalized terms used but not defined herein have the meanings assigned to them elsewhere in this Commitment Letter.

Claim Jumper Acquisition Company LLC (“you”) hereby agrees (i) to indemnify and hold harmless Jefferies Finance LLC (“we” or “us”), the Lenders in the Debt Financing and each of our and their respective affiliates and subsidiaries (including Jefferies & Company, Inc. (“Jefco”)) and each of the respective officers, directors, partners, trustees, employees, affiliates, shareholders, advisors, agents, representatives, attorneys-in-fact and controlling persons of each of the foregoing (each, an “indemnified person”) from and against any and all losses, claims, damages and liabilities (collectively, “Losses”) to which any such indemnified person, directly or indirectly, may become subject arising out of, relating to, resulting from or otherwise in connection with the Debt Financing Letters, the Debt Financing, the use of the proceeds therefrom, the Transactions, any of the other transactions contemplated by the Debt Financing Letters, or any action, claim, suit, litigation, investigation, inquiry or proceeding (each, a “Claim”) directly or indirectly arising out of, relating to, resulting from or otherwise in connection with any of the foregoing (IN ALL CASES, WHETHER OR NOT CAUSED OR ARISING, IN WHOLE OR IN PART, OUT OF THE COMPARATIVE, CONTRIBUTORY OR SOLE NEGLIGENCE OF THE INDEMNIFIED PERSON), regardless of whether any indemnified person is a named party thereto or whether such Claim is brought by you, any of your affiliates or a third party and (ii) to reimburse each indemnified person upon demand at any time and from time to time for all out-of-pocket legal and other expenses incurred by it in connection with investigating, preparing to defend or defending, or providing evidence in or preparing to serve or serving as a witness with respect to, any Claim, directly or indirectly, arising out of, relating to, resulting from or otherwise in connection with any of the foregoing (including in connection with the enforcement of the indemnification obligations and waivers set forth in this Annex A); provided, however, that no indemnified person will be entitled to indemnity hereunder in respect of any Loss to the extent that it is found by a final, non-appealable judgment of a court of competent jurisdiction that such Loss resulted solely and directly from the gross negligence or willful misconduct of such indemnified person. In addition, in no event will any indemnified person be liable for consequential, special, exemplary, punitive or indirect damages (including any loss of profits, business or anticipated savings), whether, directly or indirectly, as a result of any failure to fund all or any portion of the Debt Financing or otherwise arising out of, relating to, resulting from or otherwise in connection with the Debt Financing or arising out of, relating to, resulting from or otherwise in connection with any Claim or otherwise. In addition, no indemnified person will be liable for any damages arising from the use by unauthorized persons of Information, Projections or other Materials sent through electronic, telecommunications or other information transmission systems that are intercepted or otherwise obtained by such persons.

You shall not settle or compromise or consent to the entry of any judgment in or otherwise seek to terminate any pending or threatened Claim in which any indemnified person is or could be a party and as to which indemnification or contribution could have been sought by such indemnified person hereunder whether or not such indemnified person is a party to any Debt Financing Letter, unless (i) such indemnified person and each other indemnified person from which such indemnified person could have sought indemnification or contribution have given their prior written consent, which may be given or withheld in their sole discretion or (ii) the settlement, compromise, consent or termination includes an express unconditional release of all indemnified persons and their respective affiliates from all Losses, directly or indirectly, arising out of, relating to, resulting from or otherwise in connection with such Claim.

Annex A-1

If for any reason (other than the gross negligence or willful misconduct of an indemnified person as determined above) the foregoing indemnity is unavailable to an indemnified person or insufficient to hold an indemnified person harmless, then you to the fullest extent permitted by law, shall contribute to the amount paid or payable by such indemnified person as a result of such Losses in such proportion as is appropriate to reflect the relative benefits received by you, on the one hand, and by us, on the other hand, from the Transactions or, if allocation on that basis is not permitted under applicable law, in such proportion as is appropriate to reflect not only the relative benefits received by you, on the one hand, and us, on the other hand, but also the relative fault of you, on the one hand, and us, on the other hand, as well as any relevant equitable considerations. Notwithstanding the provisions hereof, the aggregate contribution of all indemnified persons to all Losses shall not exceed the amount of fees actually received by us pursuant to the Fee Letter. For the purposes of this paragraph, it is hereby further agreed that (i) the relative benefits to you, on the one hand, and us, on the other hand, with respect to the Transactions shall be deemed to be in the same proportion as (x) the total value paid or received or contemplated to be paid or received by you, your equityholders and/or your or their respective affiliates, as the case may be, in the Transactions, whether or not the Transactions are consummated, bears to (y) the fees actually paid to us under the Fee Letter and (ii) the relative fault of you, on the one hand, and us, on the other hand, with respect to the Transactions shall be determined by reference to, among other things, whether any untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by you, any of your affiliates and/or any of your or their respective officers, directors, partners, trustees, employees, affiliates, shareholders, advisors, agents, representatives, attorneys-in-fact and controlling persons (collectively, the “Acquiror Group”) or by us, as well as your and our relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

In addition, you shall reimburse the indemnified persons for all expenses (including fees and expenses of internal and external counsel), as incurred, in connection with investigating, preparing, defending or settling any Claim for which indemnification or contribution may be sought by the indemnified person, whether or not any indemnified person is a named party thereto or whether such Claim is brought by you, any of your affiliates or a third party.

The indemnity, contribution and expense reimbursement obligations set forth herein (i) shall be in addition to any liability you may have to any indemnified person at law, in equity or otherwise, (ii) shall survive the expiration or termination of the Debt Financing Letters (notwithstanding any other provision of any Debt Financing Letter or the Definitive Debt Documents), (iii) shall apply to any modification, amendment, waiver or supplement of our and any of our affiliates’ commitment and/or engagement, (iv) shall remain operative and in full force and effect regardless of any investigation made by or on behalf of us or any other indemnified person and (v) shall be binding on any successor or assign of you and the successors or assigns to any substantial portion of your business and assets.

* * *

Annex A-2

EXHIBIT A TO COMMITMENT LETTER

SUMMARY OF TERMS OF FACILITIES

Set forth below is a summary of certain of the terms of the Facilities and the documentation related thereto. Capitalized terms used and not otherwise defined in this Exhibit A have the meanings set forth elsewhere in this Commitment Letter.

I. Parties

Borrower	A newly formed domestic entity that will be the direct parent company of Claim Jumper and the Target (the “Borrower”).

Guarantors	The direct parent company of the Borrower (the “Parent”) and each of its direct and indirect subsidiaries (other than the Borrower and any subsidiary that is a “controlled foreign corporation” within the meaning of section 957 of the United States Tax Code of 1986, as amended (a “CFC”), to the extent making such CFC a guarantor would result in material adverse tax consequences to the Borrower) (collectively, the “Guarantors;” the Borrower and the Guarantors, collectively, the “Credit Parties”).

Sole Lead Arranger and Sole Book Runner	Jefferies Finance LLC (“Jefferies Finance”) and/or one or more of its designees (in such capacities, the “Arranger”). The Arranger will perform the duties customarily associated with such role.

Administrative Agent	Jefferies Finance and/or one or more of its designees (in such capacity, the “Administrative Agent”). The Administrative Agent will perform the duties customarily associated with such role.

Collateral Agent	Jefferies Finance and/or one or more of its designees (in such capacity, the “Collateral Agent”). The Collateral Agent will perform the duties customarily associated with such role.

Lenders	A syndicate of third parties (collectively, the “Lenders”) identified by the Arranger in consultation with the Borrower.

Closing Date	The date, on or before the date on which the Commitments are terminated in accordance with Section 15 of this Commitment Letter, on which the Acquisition is consummated (the “Closing Date”).

Senior Loan Documents	The definitive documentation governing or evidencing the Facilities (collectively, the “Senior Loan Documents”).

Exhibit A-1

II. Types and Amounts of Facilities

Term Loan Facility	A 5-year senior secured term loan facility in an aggregate principal amount equal to $200.0 million (minus the Reduction Amount, if any) (the “Term Loan Facility”) (the loans thereunder, the “Term Loans”).

The full amount of the Term Loan Facility shall be drawn in a single drawing on the Closing Date. Amounts borrowed under the Term Loan Facility that are repaid or prepaid may not be reborrowed.

Final Maturity and Amortization	The Term Loan Facility will mature on the date that is five years after the Closing Date and will amortize in equal quarterly installments in aggregate annual amounts equal to the percentage of the original principal amount of the Term Loan Facility set forth opposite such year in the table below, with the balance payable on the fifth anniversary of the Closing Date.

Year	Amount
Year 1	2.5%
Year 2	5.0%
Year 3	5.0%
Year 4	10.0%
Year 5	10.0%

Revolving Credit Facility	A 4 1/2 year senior secured revolving credit facility (the “Revolving Credit Facility” and, together with the Term Loan Facility, the “Facilities”) in an aggregate principal amount equal to $15.0 million (the loans thereunder, the “Revolving Credit Loans” and, together with the Term Loans, the “Loans”).

Maturity	The Revolving Credit Facility shall be available on a revolving basis during the period commencing on the Closing Date and ending on the 4 1/2 year anniversary of the Closing Date (the “Revolving Credit Termination Date”).

Exhibit A-2

Letters of Credit

A portion of the Revolving Credit Facility not in excess of an amount to be agreed shall be available for the issuance of standby letters of credit (the “Letters of Credit”) by one or more Lenders or affiliates of Lenders to be selected by the Administrative Agent in consultation with the Borrower (each such Lender in such capacity, an “Issuing Lender”), which Letters of Credit shall be risk participated to all Lenders with commitments under the Revolving Credit Facility, to support obligations of the Borrower and its wholly owned subsidiaries satisfactory to the Arranger and the respective Issuing Lender. The face amount of any outstanding Letters of Credit will reduce availability under the Revolving Credit Facility on a dollar-for-dollar basis. No Letter of Credit shall have an expiration date after the earlier of (i) one year after the date of issuance and (ii) five business days prior to the Revolving Credit Termination Date; provided that any Letter of Credit with a one-year tenor may provide for the renewal thereof for additional one-year periods (which shall in no event extend beyond the date referred to in clause (ii) above).

Drawings under any Letter of Credit shall be reimbursed by the Borrower (whether with its own funds or with the proceeds of Revolving Credit Loans) on the same business day. To the extent that the Borrower does not so reimburse the respective Issuing Lender, the Lenders under the Revolving Credit Facility shall be irrevocably and unconditionally obligated to reimburse the Issuing Lender on a pro rata basis based on their respective Revolving Credit Facility commitments.

Swing Line Loans	A portion of the Revolving Credit Facility not in excess of an amount to be agreed shall be available on same-day notice for swing line loans (the “Swing Line Loans”) from a Lender to be selected by the Administrative Agent in consultation with the Borrower (in such capacity, the “Swing Line Lender”). Any such Swing Line Loans will reduce availability under the Revolving Credit Facility on a dollar-for-dollar basis. Each Lender under the Revolving Credit Facility shall acquire, under certain circumstances, an irrevocable and unconditional pro rata participation in each Swing Line Loan.

Use of Proceeds	The proceeds of the Term Loans borrowed on the Closing Date will be used to finance the Acquisition, the Refinancing, the Transaction Bonus and to pay fees and expenses in connection with the foregoing.

Exhibit A-3

The proceeds of the Revolving Credit Loans will be used (i) after the Closing Date for the general corporate purposes of the Borrower and its subsidiaries in the ordinary course of business and (ii) on the Closing Date to fund up to $4.5 million of the Purchase Price (including the Refinancing). Except to the extent permitted by clause (ii) of the immediately preceding sentence, no portion of the Revolving Credit Loans may be used to fund the Purchase Price or the Transaction Bonus.

Letters of Credit will be used to support payment and performance obligations incurred in the ordinary course of business by the Borrower and its subsidiaries.

III. Certain Payment Provisions

Fees and Interest Rates	As set forth on Annex A-I hereto.

Optional Prepayments and Commitment Reductions	Optional prepayments of borrowings under the Facilities and optional reductions of the unutilized portion of the commitments under the Facilities will be permitted at any time, in minimum principal amounts to be agreed upon, without premium or penalty (subject (i) to reimbursement of the Lenders’ redeployment costs in the case of a prepayment of Adjusted LIBOR Loans other than on the last day of the relevant interest period and (ii) payments in connection with a Repricing Event (as defined in the Fee Letter)). Voluntary prepayments of the Term Loan Facility shall be applied to remaining scheduled amortization payments on a pro rata basis.

Mandatory Prepayments and Commitment Reductions	The following amounts will be applied to prepay the Term Loans or to prepay Revolving Credit Loans (or, if none, to cash collateralize Letters of Credit thereunder):

•       100% of the net proceeds of any incurrence of indebtedness after the Closing Date (other than indebtedness permitted under the Senior Loan Documents) by the Parent or any of its subsidiaries (with exceptions to be agreed upon);

•       100% of the net proceeds of any non-ordinary course sale or other disposition of assets by the Parent or any of its subsidiaries (including as a result of casualty or condemnation) (with certain exceptions and reinvestment rights to be agreed upon);

• 50% of the net proceeds of any issuance or sale of equity by, or capital contribution in, the Parent or any of its subsidiaries (with exceptions to be agreed upon); and

Exhibit A-4

• 50% of “excess cash flow” (to be defined on a basis to be agreed upon) for each fiscal year of the Borrower (commencing with the fiscal year ending December 31, 2012).

All such mandatory prepayments shall be applied without premium or penalty (except for (x) breakage costs, if any, and (y) the payment of any “prepayment premium” (if applicable) in connection with a Repricing Event) and shall be applied pro rata to the remaining scheduled installments of principal of the Term Loan Facility and second, to the Revolving Credit Facility (including to cash collateralize Letters of Credit) (without a concomitant and equal reduction of the commitments thereunder unless a default or an event of default has occurred and is then-continuing).

The Revolving Credit Loans will be prepaid and the Letters of Credit will be cash collateralized to the extent such extensions of credit at any time exceed the amount of the commitments in respect of the Revolving Credit Facility.

IV. Collateral and Guarantees

Collateral	Subject to the limitations set forth below in this section and subject to the Certain Funds Provision, the obligations of each Credit Party in respect of the Facilities and any interest rate hedging obligations of the Borrower owed to a Lender or its affiliates or to an entity that was a Lender or an affiliate of a Lender at the time of such transaction (“Permitted Secured Hedging Obligations”) will be secured by the following: a perfected first priority security interest in substantially all of its tangible and intangible assets, including intellectual property, real property, licenses, permits, intercompany indebtedness (which shall be evidence by a subordinated promissory note), all rights under that certain Management Agreement, dated as of December 6, 2010, between Claim Jumper and Landry’s Restaurants, Inc. (and such agreement shall expressly permit such security interest) and all of the capital stock of each Credit Party (other than the Parent) (but limited, in the case of the voting stock of a CFC, to 66% of all such voting stock to the extent that the pledge of a greater percentage would result in material adverse tax consequences to the Borrower) (the items described above, with certain exceptions to be agreed upon, collectively, the “Collateral”).

Exhibit A-5

All the above-described pledges, security interests and mortgages shall be created on terms to be set forth in the Senior Loan Documents; and none of the Collateral shall be subject to other pledges, security interests or mortgages (subject to customary exceptions for financings of this kind reasonably acceptable to the Administrative Agent).

Guarantees	The Guarantors will unconditionally, and jointly and severally, guarantee the obligations of each Credit Party in respect of the Facilities and the Permitted Secured Hedging Obligations (the “Guarantees”). Such Guarantees will be in form and substance satisfactory to the Administrative Agent and the Arranger. All Guarantees shall be guarantees of payment and performance, and not of collection.

V. Other Provisions

Representations and Warranties

Customary for facilities and transactions of this type, including the following (to be applicable to the Parent, the Borrower and its subsidiaries and to contain customary limitations and qualifications to mutually agreed): organization, status and powers; due authorization, execution, delivery and enforceability of Senior Loan Documents; no conflicts; financial statements, projections and other information; no material adverse effect; ownership of properties; intellectual property; equity interests and subsidiaries; litigation and compliance with laws (including laws regulating the Borrower’s business and industry and other regulatory matters) and governmental approvals; organizational documents, contractual obligations and material agreements; federal reserve regulations; Investment Company Act of 1940, as amended, and other laws restricting incurrence of debt; use of proceeds; taxes; accuracy and completeness of disclosure; solvency; labor matters; employee benefit plans and ERISA; environmental matters; insurance; security documents and creation, validity, perfection and priority of security interests in the Collateral (subject to permitted liens); acquisition documents; and anti-terrorism laws, money laundering activities and dealing with embargoed persons; subject in the case of the foregoing representations and warranties, to such exceptions and qualifications including for materiality to be agreed.

The representations and warranties will be required to be made in connection with each extension of credit (subject to the Certain Funds Provision, including the extension of credit on the Closing Date).

Exhibit A-6

Conditions Precedent to Initial Borrowing:	Subject to the Certain Funds Provision, the initial borrowings and other extensions of credit under the Facilities on the Closing Date will be subject only to the applicable conditions precedent set forth in Section 3 of the Commitment Letter, the following paragraph entitled “Conditions Precedent to all Borrowings” and Exhibit B to the Commitment Letter.

Conditions Precedent to all Borrowings:	Subject, on the Closing Date, to the Certain Funds Provision, each borrowing and extension of credit under the Facilities will be subject only to the following conditions precedent (except as provided below): (i) delivery of notice of borrowing or request for issuance of letter of credit; (ii) accuracy of representations and warranties in all material respects (provided, that any representation and warranty that is qualified as to “materiality,” “material adverse effect” or similar language shall be true and correct in all respects (after giving effect to any such qualification therein)); and (iii) solely for borrowings and extensions of credit under the Facilities after the Closing Date, the absence of defaults or events of default at the time of, or after giving effect to the making of, such extension of credit.

Affirmative Covenants	Customary for facilities and transactions of this type, including the following (to be applicable to the Parent, the Borrower and its subsidiaries and to contain customary and usual exceptions and qualifications to be mutually agreed): delivery of financial statements, annual budget, reports, accountants’ letters, projections, officers’ certificates and other information; notices of default, litigation and other material events; existence; maintenance of business and properties; maintenance of insurance; maintenance of corporate separateness; payment and performance of obligations and taxes; employee benefits and ERISA; maintaining books and records; access to properties and inspections; use of proceeds; compliance with laws (including environmental laws and other regulatory matters); environmental reports; additional collateral and additional guarantors; security interests; inspection rights; further assurances, including as to security; information regarding Collateral; regulatory matters; annual lender meetings; and maintenance of ratings; subject, in the case of the foregoing covenants, to such exceptions and qualifications to be agreed.

Negative Covenants	Customary for facilities and transactions of this type, including the following (to be applicable to the Parent, the Borrower and its subsidiaries): indebtedness (including mandatorily redeemable equity interests,

Exhibit A-7

guarantees and other contingent obligations); liens; sale and leaseback transactions; investments (including acquisitions, loans, etc.), loans and advances; asset sales; mergers, acquisitions, consolidations, liquidations and dissolutions; dividends and other payments in respect of equity interests and other restricted payments; transactions with affiliates; capital expenditures; prepayments, redemptions and repurchases of other indebtedness; modifications of organizational documents, acquisition documents, debt instruments and certain other documents; limitations on certain restrictions on subsidiaries; limitations on issuance of capital stock and creation of subsidiaries; limitations on business activities; fundamental changes; limitations on accounting changes; changes in fiscal year and fiscal quarter; use of proceeds; no further negative pledges; and anti-terrorism laws, money-laundering activities and dealing with embargoed persons. Special purpose “holding company” covenants shall apply at all times to the Parent.

The negative covenants will be subject, in the case of the foregoing covenants to such exceptions, qualifications and “baskets” to be mutually agreed.

Financial Covenants

A maximum consolidated total leverage ratio and a minimum fixed charge coverage ratio, in each case, (i) with the definitions and applicable levels and ratios to be agreed upon and (ii) with accounting terms to be interpreted, and all accounting determinations and computations to be made, in accordance with generally accepted accounting principles in the United States.

The foregoing financial covenants will be tested with respect to the Parent and its subsidiaries on a consolidated basis.

Equity Cure Rights	In the event that the Parent fails to satisfy the financial covenants, the Senior Loan Documents will contain certain equity cure rights pursuant to which, subject to the terms and conditions thereof (which shall be satisfactory in all respects to the Administrative Agent), the proceeds of common equity contributions by Fertitta or any of its majority owned and controlled affiliates (other than the Parent or any of its subsidiaries) to the Parent that are then contributed as common equity by the Parent to the Borrower (“Equity Cure Contributions”) shall be treated on a dollar-for-dollar basis as consolidated EBITDA of the Parent and its subsidiaries solely for purposes of retroactively curing the default(s) under such financial covenant; provided that (i) in each four fiscal quarter period, there shall be a period of at

Exhibit A-8

least two consecutive fiscal quarters in respect of which no Equity Cure Contributions are made, (ii) no more than four Equity Cure Contributions may be made during the term of the Facilities, (iii) the amount of any Equity Cure Contributions in any fiscal quarter shall be no greater than the amount required to cause the Parent to be in compliance with the financial covenants as at the end of such fiscal quarter, (iv) any reduction in indebtedness with the proceeds of any Equity Cure Contribution shall be ignored for purposes of determining compliance with financial covenants , (v) all Equity Cure Contributions shall be disregarded for all purposes other than retroactively curing defaults under the financial covenants, including being disregarded for purposes of determining any baskets with respect to the covenants contained in the Senior Loan Documents, and (vi) notwithstanding anything to the contrary contained in this Exhibit A, 100% of the proceeds from any Equity Cure Contribution shall be applied on the date of receipt thereof as a mandatory repayment of outstanding Term Loans.

Events of Default	Customary for facilities and transactions of this type, including the following (to be applicable to the Parent, the Borrower and its subsidiaries): nonpayment of principal when due; nonpayment of interest, fees or other amounts when due; inaccuracy of representations and warranties in any material respect; violation of covenants; cross-default and cross-acceleration; bankruptcy and insolvency events; material judgments; ERISA events; actual or asserted invalidity or impairment of guarantees, security documents or any other Senior Loan Documents (including the failure of any lien on any portion of the Collateral to remain perfected with the priority required under the Senior Loan Documents); and a “change of control” (to be defined in a manner satisfactory to the Arranger); subject to threshold, notice and grace period provisions to be mutually agreed.

Voting	Amendments and waivers with respect to the Senior Loan Documents will require the approval of Lenders holding not less than a majority of the aggregate principal amount of the Loans including participations in Letters of Credit and Swing Line Loans and unused commitments under the Facilities (the “Required Lenders”) (with certain amendments and waivers also requiring class votes), except that (i) the consent of each Lender directly affected thereby shall be required with respect to (a) reductions in the amount or extensions of any

Exhibit A-9

maturity (including final maturity) of any Loan, (b) reductions in the rate of interest (other than a waiver of default interest) or any fee or other amount payable or extensions of any due date thereof, (c) increases in the amount or extensions of the expiration date of any Lender’s commitment or (d) modifications to the assignment provisions of the Senior Loan Documents that further restrict assignments thereunder and (ii) the consent of 100% of the Lenders shall be required with respect to (a) reductions of any of the voting percentages or pro rata provisions, (b) releases of all or substantially all of the value of the guarantees of the Guarantors or of all or substantially all of the Collateral (other than in connection with permitted asset sales) or (c) assignments by any Credit Party of its rights or obligations under the Facilities.

Assignments and Participations	The Lenders shall be permitted to assign and sell participations in their loans and commitments, subject, in the case of assignments (other than assignments to another Lender, an affiliate of a Lender or an “approved fund” (to be defined in the Senior Loan Documents)), to the consent of (x) the Administrative Agent, (y) with respect to the Revolving Credit Facility only, each Issuing Lender and the Swing Line Lender and (z) with respect to the Revolving Credit Facility only, and so long as no default or event of default has occurred and is then continuing, the Borrower (which consent shall not be unreasonably withheld, delayed or conditioned); provided that the Borrower shall be deemed to have consented to such assignment if the Borrower does not otherwise rejected in writing such assignment within five business days of the date on which such consent is requested; provided further that, neither the Term Loan Facility nor the Revolving Credit Facility shall be participated or assigned to any natural person, the Parent, the Borrower or any of their respective affiliates. In the case of partial assignments (other than to another Lender, an affiliate of a Lender or an approved fund), the minimum assignment amount shall be $1.0 million with respect to Term Loans and $2.5 million with respect to Revolving Credit Loans. Assignments will be made by novation and will not be required to be pro rata among the Facilities. The Administrative Agent shall receive an administrative fee of $3,500 in connection with each assignment unless otherwise agreed by the Administrative Agent.

Exhibit A-10

Participants shall have the same benefits as the Lenders with respect to yield protection and increased cost provisions, and will be subject to customary limitations on voting rights (as mutually agreed)

Pledges of Loans in accordance with applicable law shall be permitted without restriction. Promissory notes shall be issued under the Facilities only upon request.

The Senior Loan Documents shall contain customary provisions (as reasonably determined by the Arranger) for replacing non-consenting Lenders in connection with amendments and waivers requiring the consent of all Lenders or of all Lenders directly affected thereby so long as Lenders holding at least a majority of the aggregate principal amount of the Loans including participations in Letters of Credit and Swing Line Loans and unused commitments under the Facilities shall have consented thereto.

Defaulting Lenders	The Senior Loan Documents shall contain customary provisions relating to “defaulting” Lenders, including provisions relating to providing cash collateral to support Swing Line loans or Letters of Credit, the suspension of voting rights and of rights to receive certain fees, and termination or assignment of commitments or Loans of such Lenders.

Cost and Yield Protection	Each holder of Loans and each Issuing Lender will receive cost and interest rate protection customary for facilities and transactions of this type (as reasonably determined by the Arranger), including compensation in respect of prepayments, taxes (including gross-up provisions for withholding taxes imposed by any governmental authority and income taxes associated with all gross-up payments), changes in capital requirements, guidelines or policies or their interpretation or application after the Closing Date (including, for the avoidance of doubt (and regardless of the date adopted or enacted), with respect to (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations with respect thereto and (y) all requests, rules, guidelines and directions promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any similar or successor agency, or the United States or foreign regulatory authorities, in each case, pursuant to Basel III)), illegality, change in circumstances, reserves and other provisions deemed necessary by the Arranger to provide customary protection for U.S. and non-U.S. financial institutions and other lenders.

Exhibit A-11

Expenses	The Borrower shall pay (i) all reasonable documented out-of-pocket expenses of the Administrative Agent, the Collateral Agent and the Arranger associated with the syndication of the Facilities and the preparation, negotiation, execution, delivery, filing and administration of the Senior Loan Documents and any amendment or waiver with respect thereto (including the reasonable fees, disbursements and other charges of internal and external counsel and consultants) and (ii) all out-of-pocket expenses of the Administrative Agent, the Collateral Agent, the Arranger, any other agent appointed in respect of the Facilities and the Lenders (including the fees, disbursements and other charges of internal and external counsel and consultants) in connection with the enforcement of, or protection and preservation of rights under, the Senior Loan Documents.

Indemnification	The Senior Loan Documents will contain customary indemnities (as reasonably determined by the Arranger) for (i) the Arranger, the Collateral Agent, the Administrative Agent and the Lenders, (ii) each affiliate of any of the foregoing persons and (iii) each of the respective officers, directors, partners, trustees, employees, affiliates, shareholders, advisors, agents, attorneys-in-fact and controlling persons of each of the foregoing persons referred to in clauses (i) and (ii) above (other than as a result of such person’s gross negligence or willful misconduct as determined by a court of competent jurisdiction in a final and non-appealable ruling).

Governing Law and Forum	State of New York.

Counsel to the Arranger, the Collateral Agent and the Administrative Agent	White & Case LLP.

* * *

Exhibit A-12

ANNEX A-I TO EXHIBIT A

TO COMMITMENT LETTER

Interest and Certain Fees

Interest Rate Options	The Borrower may elect that the Loans comprising each borrowing bear interest at a rate per annum equal to:

(i) the Base Rate plus the Applicable Margin; or

(ii) Adjusted LIBOR plus the Applicable Margin;

provided that all Swing Line Loans will be Base Rate Loans. The Borrower may elect interest periods of 1, 2, 3 or 6 months for Adjusted LIBOR Loans (as defined below).

As used herein:

“Applicable Margin” means:

(A) with respect to Revolving Credit Loans, (i) 6.25%, in the case of Base Rate Loans and (ii) 7.25%, in the case of Adjusted LIBOR Loans; and

(B) with respect to Term Loans, (i) 6.25%, in the case of Base Rate Loans and (ii) 7.25%, in the case of Adjusted LIBOR Loans.

“Base Rate” means the highest of (i) the “U.S. Prime Lending Rate” as published in The Wall Street Journal (the “Prime Rate”), (ii) the federal funds effective rate from time to time, plus 0.50%, (iii) the Adjusted LIBOR Rate for a one-month interest period plus 1.00% and (iv) 2.50%.

“Adjusted LIBOR” means the higher of (i) the rate per annum (adjusted for statutory reserve requirements for Eurocurrency liabilities) at which Eurodollar deposits are offered in the interbank Eurodollar market for the applicable interest period, as quoted on Reuters Screen LIBOR01 Page (or any successor page or service) and (ii)1.50%.

Interest Payment Dates	With respect to Loans bearing interest based upon the Base Rate (“Base Rate Loans”), quarterly in arrears on the last day of each calendar quarter and on the applicable maturity date.

Annex A-I-1

With respect to Loans bearing interest based upon the Adjusted LIBOR Rate (“Adjusted LIBOR Loans”), on the last day of each relevant interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period and on the applicable maturity date.

Unutilized Commitment Fee	The Borrower shall pay a commitment fee calculated at the rate of 0.75% per annum, on the average daily unused portion of the Revolving Credit Facility, payable quarterly in arrears. For purposes of the commitment fee calculations only, Swing Line Loans shall not be deemed to be a utilization of the Revolving Credit Facility.

Letter of Credit Fees	The Borrower shall pay a commission on all outstanding Letters of Credit at a per annum rate equal to the Applicable Margin then in effect with respect to Revolving Loans made or maintained as Adjusted LIBOR Loans on the face amount of each such Letter of Credit. Such commission shall be shared ratably among the Lenders participating in the Revolving Credit Facility and shall be payable quarterly in arrears.

In addition to letter of credit commissions, a fronting fee calculated at a rate per annum to be agreed upon by the Borrower and each Issuing Lender on the face amount of each Letter of Credit shall be payable quarterly in arrears to the Issuing Lender for its own account. In addition, customary (as determined by the respective Issuing Lender) administrative, issuance, amendment, payment and negotiation charges shall be payable to such Issuing Lender for its own account.

Default Rate	At any time during an event of default under the Facilities, outstanding Loans and other amounts payable under the Facilities shall bear interest at 2.00% above the rate applicable to Base Rate Loans and shall be payable on demand.

Rate and Fee Basis	All per annum rates shall be calculated on the basis of a year of 360 days (or 365/366 days, in the case of Base Rate Loans, the interest rate payable on which is then based on the Prime Rate) for the actual number of days elapsed (including the first day but excluding the last day).
* * *

Annex A-I-2

EXHIBIT B TO COMMITMENT LETTER

CLOSING CONDITIONS

Capitalized terms used but not defined in this Exhibit B have the meanings assigned to them elsewhere in this Commitment Letter. The closing of the Facilities and the making of the initial loans and other extensions of credit under the Facilities are conditioned upon satisfaction of, the conditions precedent contained in Section 3 of this Commitment Letter in Exhibit A to this Commitment Letter and those summarized below. For purposes of this Exhibit B, references to “we”, “us” or “our” means Jefferies Finance and its affiliates.

GENERAL CONDITIONS

1. Concurrent Financings. The proceeds on the Closing Date from the Debt Financing shall be sufficient to pay Purchase Price (including to effect the Refinancing), the Transaction Bonus and all related fees, commissions and expenses. The Definitive Debt Documents shall be prepared by our counsel, shall be consistent with the Commitment Letter, the Fee Letter and Exhibit A thereto and this Exhibit B, shall have been executed and delivered by the Borrower and the Guarantors to the Administrative Agent and otherwise shall be in form and substance reasonably satisfactory to us. The Collateral Agent, for the benefit of the Lenders under the Facilities, shall have been granted perfected first priority security interests in all assets of the Credit Parties to the extent described in Exhibit A to this Commitment Letter under the caption “Collateral” in form and substance satisfactory to the Arranger; provided that this condition is subject to the Certain Funds Provisions.

2. Transactions. The Transactions (including the Acquisition and each component thereof (i.e., both the Tender Offer and the Merger)) shall have been consummated concurrently with the borrowing by the Borrower of the Term Loans in accordance with the terms and conditions of the Purchase Agreement (as defined below). The executed merger agreement (as amended in accordance with the terms of this Commitment Letter and together with the annexes, schedules, exhibits and attachments thereto, the “Purchase Agreement”), among you, the Acquiror, and the Target shall be in form and substance reasonably acceptable to the Arranger (it being agreed that the execution version of the Purchase Agreement dated December 15, 2011 provided to us by Haynes and Boone at 4:41 p.m. on December 15, 2011 is satisfactory) and the Purchase Agreement shall not have been amended, modified or waived, and the Acquiror (or its applicable affiliate) shall not have consented to any action under the Purchase Agreement, if any such amendment, modification, waiver or consent would be adverse to the interests of the Administrative Agent, Arranger or the Lenders in any material respect, in any such case, without our prior written consent (it being understood and agreed that any amendment, modification, waiver or consent under the Purchase Agreement which reduces the Purchase Price for the Acquisition or affects the provisions of the Purchase Agreement relating to the benefits provided thereunder to the Arranger, the Administrative Agent or the Lenders, in each case, shall be deemed to be adverse to the interests of the Arranger, the Administrative Agent and the Lenders in a material respect). All necessary and material governmental, regulatory, shareholder and third-party approvals and consents necessary or desirable in connection with the execution, delivery and performance of the Senior Loan Documents shall have been obtained and shall be in full force and effect, and all applicable waiting periods shall have expired without any action being taken by any applicable authority that could reasonably be expected to restrain, prevent or otherwise impose any material and adverse conditions on any of the execution, delivery and performance of the Senior Loan Documents.

3. Refinancing of Existing Debt. Concurrently with the consummation of the Acquisition, (i) the Refinancing of the Existing Debt of the Acquired Business and Claim Jumper shall have been consummated, all commitments relating thereto shall have been terminated, and all liens or security

Exhibit B-1

interests related thereto shall have been terminated or released and (ii) all guaranties by you, Parent or any of your or its subsidiaries of any obligations of your other affiliates shall have been terminated. After giving effect to the Transactions, the Company shall have outstanding no indebtedness or preferred stock (or direct or indirect guarantee or other credit support in respect thereof) other than (i) the indebtedness in respect of the Debt Financing, (ii) existing indebtedness in an aggregate principal amount of no more than $2.8 million incurred under that certain mortgage loan between the Target and GE Capital Franchise Finance, (iii) non-recourse indebtedness in an aggregate principal amount not to exceed $8.6 million related to variable interest entities consisting of loans for the Acquired Business’s Mexico City, Shanghai and Miami Beach restaurants and (iv) such other limited indebtedness as may be agreed to by us.

4. Financial Information; Financial Performance. We shall have received (A) (i) audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of Claim Jumper for the full fiscal years ended 2008 and 2009 and for the period from December 6, 2010 through September 30, 2011, (ii) unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of Claim Jumper for each quarterly period ended after September 30, 2011 at least 45 days prior to the Closing Date (and the corresponding period for the prior fiscal year) and (iii) unaudited monthly consolidated balance sheets and related statements of income, stockholders’ equity and cash flows for Claim Jumper for each month ended after the date of the last available quarterly financial statements and at least 30 days prior to the Closing Date, (B) (i) audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Acquired Business for the last three full fiscal years ended at least 90 days prior to the Closing Date and (ii) unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Acquired Business for each subsequent interim quarterly period (excluding the fourth quarterly period of the fiscal year) ended at least 45 days prior to the Closing Date (and the corresponding period for the prior fiscal year), (C) a pro forma consolidated balance sheet and related pro forma consolidated statement of income (but not a pro forma statement of cash flows) of Parent (after giving effect to the Acquisition and the other Transactions, including the assumption and/or incurrence of all debt described in the last sentence of Section 3 above) as of and for the twelve-month period ending on the last day of the most recently completed four-fiscal quarter period ended at least 90 days prior to the Closing Date (if such period is a fiscal year) or at least 45 days prior to the Closing Date (if such period is a fiscal quarter), prepared after giving effect to the Acquisition and other Transactions as if the Transactions had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of the statement of income); it being understood that, to the extent pro forma financial statements as of December 31, 2011 shall be required to be delivered pursuant to this clause (C), the pro forma adjustments contained therein shall be prepared in a manner consistent with those pro forma adjustments contained in the pro forma financial statements as of September 30, 2011, and (D) satisfactory projections (including the assumptions on which such projections are based) for the Company for fiscal years 2011 through and including 2016; provided that each such pro forma financial statement and projections shall be prepared in good faith by Claim Jumper. Such financial statements referred to in clause (C) above shall show pro forma total leverage of the Parent and its subsidiaries after giving effect to the Transactions (calculated in a manner consistent with such pro forma financial statements) for the twelve-month period ended on the last day of the most recently completed four fiscal quarter period referred to in such clause (C) above of not greater than 3.50:1.00 (the “Closing Leverage Condition”) (it being understood and agreed that, when calculating the foregoing Closing Leverage Condition for the purpose of determining satisfaction of the condition precedent set forth in this sentence, pro forma effect shall be given (without duplication) to the reduction of aggregate indebtedness by the Reduction Amount, as applicable, provided that the Reduction Amount may not be greater than $15.0 million). Jefferies hereby (i) acknowledges receipt of the pro forma financial statements delivered pursuant to clause (C) above as of September 30, 2011 and acknowledges that such pro forma financial statements demonstrate sufficient EBITDA to support the incurrence on the Closing Date of $200 million of Term Loans and up to $4.5 million of

Exhibit B-2

Revolving Credit Loans, (ii) acknowledges receipt of the audited financial statements referred to in clause (A)(i) above, (iii) acknowledges receipt of the monthly financial statements referred to in clause (A)(iii) for the months ended on or prior to October 31, 2011, (iv) acknowledges receipt of the audited financial statements referred to in clause (B)(i) above for periods ended on or prior to January 2, 2011, (v) acknowledges receipt of the unaudited financial statements referred to in clause (B)(ii) above for the quarters ended on or prior to September 30, 2011 and (vi) acknowledges receipt of, and satisfaction with, the projections referred to in clause (D) that were delivered to us on December 2, 2011.

5. Information; Cooperation; Marketing Period. (A) The Arranger shall have received the information required to be delivered under paragraph 4 above, and you shall have complied with your respective obligations under the Commitment Letter (including under Sections 4, 5 and 6 thereof) and (B) the Arranger shall have been afforded a period (the “Marketing Period”) of at least 25 consecutive business days prior to the Closing Date (commencing no earlier than January 3, 2012 and ending on the business day no later than the business day immediately prior to the Closing Date) following receipt of the completed Confidential Information Memorandum.

6. Performance of Obligations. All costs, fees, expenses (including reasonable and documented legal fees and expenses, title premiums, survey charges and recording taxes and fees) and other compensation and amounts contemplated by the Debt Financing Letters or otherwise payable to us, the Lenders or any of our or their respective affiliates, shall have been paid to the extent due. You shall have complied with Sections 4, 5 and 6 of the Commitment Letter and Section 2 of the Fee Letter, and the Debt Financing Letters shall be in full force and effect; it being understood and agreed that neither the achievement of a Successful Syndication (as defined in the Fee Letter) nor the obtaining of any particular level of corporate credit rating or facility rating shall be a condition to our obligation to fund any Loans on the Closing Date.

7. Customary Closing Documents. The Arranger shall have received (1) legal opinions from counsel (including, without limitation, New York counsel) in form, scope and substance reasonably acceptable to the Arranger, (2) customary insurance certificates evidencing insurance maintained by the Parent and its subsidiaries (including the Acquired Business) consistent with that of other companies of substantially similar size and scope of operations in the same or substantially similar businesses and (3) other customary and reasonably satisfactory closing and corporate documents, resolutions, certificates, instruments, lien searches and deliverables. You shall have delivered to us (a) at least five business days prior to the Closing Date, all documentation and other information required by U.S. regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act and (b) a certificate from the chief financial officer of the Borrower in a customary form reasonably satisfactory to the Arranger certifying that the Parent and its subsidiaries on a consolidated basis after giving effect to the Transactions are solvent.

Exhibit B-3